SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
MAG Silver Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
55903Q 104

(CUSIP Number)
Ing. Jaime Lomelín
Fresnillo plc
Corporativo BAL, 4th Floor
Moliere 222, Col. Los Morales, Seccion Polanco
11540 Mexico, D.F., Mexico
Telephone: (52 55) 5279-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55903Q 104	Page	2	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fresnillo plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,802,277

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,802,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,802,277

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 13.8%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	3	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Industrias Peñoles, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,233,593

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,233,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,233,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 14.7%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	4	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Minas Peñoles, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 0.4%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	5	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lic. Alberto Baillères

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,233,593

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,233,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,233,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 14.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

Item 1. Security and Issuer.
     The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Shares, without par value (the “Shares”), of MAG Silver Corp., a British Columbia company (the “Issuer”), whose principal executive offices are located at #328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by (i) Fresnillo plc, a United Kingdom public limited company (“Fresnillo”), (ii) Industrias Peñoles, S.A.B. de C.V., a corporation organized under the laws of Mexico (“IPSA”), (iii) Minas Peñoles, S.A. de C.V., a corporation organized under the laws of Mexico (“Minas”), and (iv) Lic. Alberto Baillères (together with Fresnillo, IPSA and Minas, the “Reporting Persons”).
          Mr. Baillères is the controlling shareholder of IPSA. IPSA is a corporation organized under the laws of Mexico whose shares are traded on the Mexican Stock Exchange. IPSA is the beneficial owner of approximately 77.1% of the outstanding ordinary shares of Fresnillo. Fresnillo is a public limited company organized under the laws of the United Kingdom whose shares are traded on the London Stock Exchange. IPSA is the sole shareholder of Minas. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.
     (b) The business address of each Reporting Person is Corporativo BAL, 4th Floor, Moliere #222, Col. Los Morales, Seccion Polanco, 11540 Mexico, D.F., Mexico.
     (c) The principal business of Fresnillo is to act as a holding company of shares of companies engaged in the precious metals industry. The principal business of IPSA is to act as a holding company of shares of companies engaged in the metals and inorganic chemicals industry. The principal business of Minas is to act as a subsidiary holding company of shares of companies engaged in the base (non-precious) metals industry. Mr. Baillères is Chairman of the Board of Directors of IPSA.
     (d) – (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Baillères is a citizen and resident of Mexico.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling Fresnillo, IPSA and Minas, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as

6

a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Fresnillo
     Minas acquired (i) 621,577 Shares on April 21, 2005 for aggregate consideration of US$500,000.00; (ii) 150,000 Shares on February 13, 2007 for aggregate consideration of Canadian$1,222,500.00; (iii) 275,200 Shares on July 23, 2007 for aggregate consideration of Canadian$3,942,074.88; (iv) 100,000 Shares on August 27, 2007 for aggregate consideration of Canadian$1,200,000.00; and 100,000 Shares on October 16, 2007 for aggregate consideration of Canadian$1,435,000.00. On March 3, 2008, Minas transferred such Shares to the predecessor of Fresnillo. The predecessor entity merged with Fresnillo on April 18, 2008, resulting in Fresnillo’s acquisition of such Shares.
     On September 18, 2008, Fresnillo purchased 450,200 Shares for aggregate consideration of Canadian$2,170,279.14.
     On September 19, 2008, Fresnillo purchased 105,300 Shares for aggregate consideration of Canadian$502,123.05.
     On September 22, 2008, Fresnillo purchased 5,000,000 Shares for aggregate consideration of Canadian$26,550,000.00.
     Each of the acquisitions of Shares described above was funded by working capital.
     IPSA
     On February 24, 2006, IPSA acquired 245,716 Shares for aggregate consideration of Canadian$577,432.60. The acquisition was funded by working capital.
     Minas
     On March 7, 2008, Minas purchased 185,600 Shares for aggregate consideration of Canadian$2,616,848.64. The acquisition was funded by working capital.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate their investment and the Issuer on an ongoing basis and will take such actions with respect to their investment and the Issuer as they deem appropriate. The Reporting Persons intend to acquire beneficial ownership of additional Shares depending on market conditions, current and anticipated future trading prices of Shares, the financial condition, results of operations and prospects of the Issuer, general economic and industry conditions, alternative investment opportunities available to the Reporting Persons and other factors that the Reporting Persons may deem relevant. The Reporting Persons may also dispose of all or any portion of the Shares they beneficially own or acquire in the future. The Reporting Persons may effect any

7

such acquisitions or dispositions of Shares through open market transactions, block trades, privately negotiated transactions or otherwise.
     Other actions that the Reporting Persons may take with respect to their Share investment and the Issuer include, without, limitation: (i) seeking to engage in discussions with the Issuer concerning, or otherwise undertaking, an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the outstanding Shares or a merger, consolidation, other business combination or reorganization involving the Issuer and the Reporting Persons or their affiliates; (ii) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; or (iii) taking any other actions similar to those listed above.
     The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to their Share investment and the Issuer are dependent on their evaluation of the factors described above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons retain the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) The Reporting Persons beneficially own an aggregate of 7,233,593 Shares, which represents approximately 14.7% of the outstanding Shares (based on the number of Shares outstanding as contained in the Issuer’s most recently available filing with the Securities and Exchange Commission). See Schedule 1 for the aggregate number and percentage of Shares beneficially owned by the Listed Persons. The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) The following purchases of Shares have been made by Fresnillo in the past 60 days:

		Average Price Per	Description of
Date	Shares Acquired	Share	Transaction

September 18, 2008	450,200	Canadian$4.8207	Open market purchase
September 19, 2008	105,300	Canadian$4.7685	Open market purchase
September 22, 2008	5,000,000	Canadian$5.31	Open market purchase
     The transactions listed above were the only transactions in the Shares effected during the last 60 days by the Reporting Persons, and, to the knowledge of the Reporting Persons, the individuals set forth on Schedule 1.
     (d) Not applicable.
     (e) Not applicable.

8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons with respect to any securities of the Issuer. None of the Shares held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.
Item 7. Material to Be Filed as Exhibits.
     99.1 Joint Filing Statement (filed herewith)

9

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 2, 2008

Fresnillo plc
By:	/s/ Ing. Jaime Lomelín
Ing. Jaime Lomelín
Chief Executive Officer

Industrias Peñoles, S.A.B. de C.V.
By:	/s/ Lic. Lepoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Minas Peñoles, S.A. de C.V.
By:	/s/ Lic. Lepoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Lic. Alberto Baillères
/s/ Lic. Alberto Baillères

Schedule 1
Listed Persons
Fresnillo plc
Officers*
Jaime Lomelín — Chief Executive Officer
Mario Arreguín — Chief Financial Officer
Manuel Luevanos — Chief Operating Officer
David Giles — Vice President, Exploration
Citizenship: United Kingdom
Amount of Shares beneficially owned: 11,000
Directors*
Alberto Baillères
Juan Bordes
Rafael Mac Gregor
Arturo Fernandez
Jaime Lomelín
Simon “Lord” Cairns
Citizenship: United Kingdom
Guy Wilson
Citizenship: United Kingdom
Hector Rangel Domene
Fernando Ruiz
Javier Fernandez

* Unless otherwise noted, (1) the address for each individual is Corporativo BAL, 4th Floor, Moliere #222, Col. Los Morales, 11540 Mexico, D.F., Mexico; (2) the citizenship of each individual is Mexico; and (3) each individual beneficially owns no Shares of the Issuer.

Industrias Peñoles, S.A.B. de C.V.
Officers*
Fernando Alanis — President
Leopoldo Alarcón — Chief Financial Officer
Armando Sanchez — Vice President, Mining
Javier Garcia-Fons — Vice President, Exploration
Emilio Fandiño — Vice President, Administrative Services
Enrique Cortes — Vice President, Engineering and Construction
Abdón Hernández — Vice President, Law and Secretary
Directors*
Alberto Baillères
José Luis Simón
Carlos Orozco
Max Michel
Juan Bordes
Fernando Senderos
Raúl Obregón
Arturo Fernández
Claudio Salomón
Rafael Mac Gregor
Raúl Bailléres Gual
Alejandro Bailléres Gual
José Antonio Fernández
Andreas Raczynski
Citizenship: Germany
Juan Pablo Bailléres Gual
Fernando Alanis

* Unless otherwise noted, (1) the address for each individual is Corporativo BAL, 4th Floor, Moliere #222, Col. Los Morales, 11540 Mexico, D.F., Mexico; (2) the citizenship of each individual is Mexico; and (3) each individual beneficially owns no Shares of the Issuer.

Minas Peñoles, S.A. de C.V.
Officers*
Fernando Alanis — President
Leopoldo Alarcón — Chief Financial Officer
Armando Sanchez — Vice President, Mining
Javier Garcia-Fons — Vice President, Exploration
Emilio Fandiño — Vice President, Administrative Services
Enrique Cortes — Vice President, Engineering and Construction
Abdón Hernández — Vice President, Law and Secretary
Directors*
Alberto Baillères
Carlos Orozco
Guillermo Babatz
Juan Bordes
Alejandro Bailléres Gual

* Unless otherwise noted, (1) the address for each individual is Corporativo BAL, 4th Floor, Moliere #222, Col. Los Morales, 11540 Mexico, D.F., Mexico; (2) the citizenship of each individual is Mexico; and (3) each individual beneficially owns no Shares of the Issuer.

EXHIBIT INDEX
99.1	Joint Filing Statement (filed herewith).